*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (01162015)

January 22, 2015

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Re:	Mr. Karl Hiller and Mr. Ron Winfrey PetroQuest Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 5, 2014 File No. 001-32681 Response Letter dated December 22, 2014

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated January 16, 2015 (the “Comment Letter”), to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Oil and Gas Reserves, page 7

1.	In part, your response one to our November 18, 2014 letter states “…we include PUDs that we believe are reasonably certain to be drilled within the five year limit.” To help us further understand your recent drilling activity and the progress made towards developing your PUDs, send us a schedule that shows the ultimate disposition or current status of all PUD locations which, per your December 31, 2010, 2011 and 2012 reserve reports, were scheduled to be drilled in the following year but were not drilled in that year. For example, show the disposition or current status of all PUD locations which, as of December 31, 2010, were scheduled to be drilled in 2011 but were not drilled during that year.

400 E. Kaliste Saloom Rd., Suite 600 • Lafayette, Louisiana 70508

P.O. Box 51205 • Lafayette, LA 70505-1205 • (337) 232-7028 • Fax (337) 232-0044

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COMPANY RESPONSE: Pursuant to the Staff’s request, the table in Appendix 1 discloses a schedule that shows the ultimate disposition or current status of all PUD locations which, per the Company’s December 31, 2010, 2011 and 2012 reserve reports, were scheduled to be drilled in the following year but were not drilled in that year.

2.	Send us a schedule that shows the disposition or current status of all PUD locations which, per your December 31, 2013 reserve report, were scheduled to be drilled during 2014.

COMPANY RESPONSE: Pursuant to the Staff’s request, the table in Appendix 1 discloses a schedule that shows the disposition or current status of all PUD locations which, per the Company’s December 31, 2013 reserve report, were scheduled to be drilled during 2014.

3.	Provide a revised version of Appendix 1 to your December 22, 2014 response letter which indicates the disposition or current status of those locations which have no disposition code but are not included under “Reserves at 12/31/13”. For example, indicate the disposition or current status of locations 44 OK WF through 59 OK WF booked in 2009.

COMPANY RESPONSE: Pursuant to the Staff’s request, the table in Appendix 2 is a revised version of Appendix 1 to the Company’s December 22, 2014 response letter indicating the disposition or current status of those locations which have no disposition code but are not included under “Reserves at 12/31/13”.

4.	Provide a revised version of Appendix 2 to your September 29, 2014 response letter which indicates the dates for all interim development plans (if any) between “Date Original Development Plan Adopted” and “Latest Development Plan w/o Revision to Timing”.

COMPANY RESPONSE: Pursuant to the Staff’s request, the table in Appendix 3 is a revised version of Appendix 2 to the Company’s September 29, 2014 response letter indicating the dates for all interim development plans (if any) between “Date Original Development Plan Adopted” and “Latest Development Plan w/o Revision to Timing”.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Bond Clement

J. Bond Clement
Executive Vice President and Chief Financial Officer

APPENDIX 1	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (01162015)

The following table presents the ultimate disposition or current status (if still included within reserves) of all PUD locations which, per our December 31, 2010, 2011, 2012 and 2013 reserve reports, were scheduled to be drilled in the following year but were not drilled in that year. With the exception of the Fayetteville locations, which are only presented in total within Appendix 2, PUD location names below are consistent with our Appendix 2 and can be cross referenced for further details.

Reserves at 12/31/10 scheduled to be drilled in 2011:

[***REDACTED***]

1

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Reserves at 12/31/11 scheduled to be drilled in 2012:

[***REDACTED***]

4

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[***REDACTED***]

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[***REDACTED***]

Reserves at 12/31/12 scheduled to be drilled in 2013:

[***REDACTED***]

6

APPENDIX 1	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
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Reserves at 12/31/13 scheduled to be drilled in 2014:

[***REDACTED***]

7

APPENDIX 2	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (01162015)

In response to the Staff’s request in its letter dated January 16, 2015, we have revised Appendix 1 from our December 22, 2014 response letter to clarify the disposition of those locations not included in reserves as of 12/31/13, which previously had no disposition code. Refer to the legends below for abbreviation and disposition codes used within the table. Consistent with our previous submission of this table, PUD locations related to the Fayetteville divestment in 2012 have been excluded and shown only in total at the end of the table to reconcile with the grand totals. The net reserves for these aggregated PUD locations were 438 MMcfe, 8,168 MMcfe, and 8,460 MMcfe at year end 2009, 2010, and 2011, respectively.

Abbreviations Legend:

[***REDACTED***]

Disposition Legend:

[***REDACTED***]

[***REDACTED***]

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APPENDIX 3	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (01162015)

In response to the Staff’s request in its letter dated January 16, 2015, we have revised the tables included in Appendix 2 from our September 29, 2014 response letter to include the dates for all interim development plans (if applicable) between the “Date Original Development Plan Adopted” and “Latest Development Plan without Revision to Timing”.

Identified PUD Locations as of December 31, 2012

[***REDACTED***]

1

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Identified PUD Locations as of December 31, 2013

[***REDACTED***]

3

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[***REDACTED***]

4

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